September 16, 2026

To the Board of Directors of Qnetic Corporation,

We hereby consent to the inclusion of our Auditors' Report, dated April 27, 2026, on the consolidated financial statements of Qnetic Corporation - which comprise the consolidated balance sheet as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements- in the Company's Form 1-A.

We also consent to application of such report to the financial information in the Report on Form 1-A, when such financial information is read in conjunction with the consolidated financial statements referred to in our report.

Best,

Alice.CPA LLC

Robbinsville, New Jersey

September 16, 2026